MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

September 3, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Sonia Bednarowski

Re: MCTC Holdings, Inc.

Registration Statement on Form S-1
Filed August 26, 2019
File No. 333-233462

Your Correspondence dated August 30, 2019

Dear Ms. Bednarowski:

This letter follows from MCTC Holdings, Inc.’s receipt and review of the Commission’s letter dated August 30, 2019. The specific comments below are numbered to correspond to your comment letter concerning the Company’s Form S-1.

Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We note your disclosure on the prospectus cover page that "[t]he Selling Security Holder may from time to time sell, transfer or otherwise dispose of any or all of the securities in a number of different ways and at varying prices." Please revise to clarify here and throughout that the selling security holders will sell the shares of common stock at the fixed price of $0.032 per share until such time, if ever, that the common stock is quoted on the OTC Bulletin Board, the OTCQX, the OCTQB or listed on a securities exchange.

Response:       The Company amended its disclosures on page 2 of the filed S-1/A.

U.S. Securities and Exchange Commission

September 3, 2019

Directors and Executive Officers

Biographies, page 55

2. Please revise this section to provide the disclosure required by Item 401(f) of Regulation S-K. In this regard, we note that it appears that Robert Hymers III was convicted of identity theft in California and has had two disciplinary orders issued by the California Board of Accountancy, Department of Consumer Affairs.

Response:       The Company amended its disclosures on page 56.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of MCTC Holdings, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Arman Tabatabaei

Arman Tabatabaei

Chief Executive Officer